UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TROVAGENE, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

897238309
(CUSIP Number)

Matthew Truax
Bridger Management, LLC
90 Park Avenue, 40th Floor
New York, NY 10016
 (212) 918-0820

With a copy to:

Jonathan S. Adler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 31, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897238309	Page 2

1	NAME OF REPORTING PERSON

Bridger Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,290,587

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,290,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,290,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0% (1)

14	TYPE OF REPORTING PERSON
IA

(1)
Based on the 29,782,810 shares of common stock disclosed by the Issuer as outstanding as of March 21, 2016, as reported by the Issuer in its Form DEF 14A filed with the Securities and Exchange Commission on March 31, 2016.

CUSIP No. 897238309	Page 2

1	NAME OF REPORTING PERSON

Roberto Mignone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,290,587

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,290,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,290,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0% (1)

14	TYPE OF REPORTING PERSON
IN

(1)
Based on the 29,782,810 shares of common stock disclosed by the Issuer as outstanding as of March 21, 2016, as reported by the Issuer in its Form DEF 14A filed with the Securities and Exchange Commission on March 31, 2016.

ITEM 1.                          SECURITY AND ISSUER

This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Trovagene, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 11055 Flintkote Avenue, Suite B, San Diego, California 92121.

ITEM 2.                          IDENTITY AND BACKGROUND

(a)	This Statement is being filed jointly by the following persons (collectively, the "Reporting Persons")*:

•	Bridger Management, LLC, a Delaware limited liability company ("Bridger Management")
o	90 Park Avenue, 40th Floor, New York NY 10016
•	Mr. Roberto Mignone, a United States citizen ("Mr. Mignone")
o	90 Park Avenue, 40th Floor, New York NY 10016

* The Reporting Persons have entered into a joint filing agreement, dated as of April 5, 2016, a copy of which is attached hereto as Exhibit I.

Mr. Mignone is the sole manager of Bridger Management.

(b)	See Item 2(a) above.

(c)	Bridger Management, LLC

Bridger Management is an investment adviser that is registered under the Investment Advisers Act of 1940. Bridger Management provides investment advice to Swiftcurrent Offshore Master, Ltd., Swiftcurrent Partners L.P. and Bridger Healthcare Ltd. (each, a "Fund" and collectively, the "Funds"), as well as other pooled investment vehicles.

Mr. Roberto Mignone

The principal occupation of Mr. Mignone is serving as the sole manager of Bridger Management.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    See Item 2(a) above.

ITEM 3.                          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons beneficially own an aggregate of 3,290,587 shares of Common Stock (the "Subject Shares").

The Subject Shares were acquired by or on behalf of the Funds using investment capital which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate consideration paid for the Subject Shares purchased by the Funds, including brokerage commissions, was approximately $21,720,575.

ITEM 4.                          PURPOSE OF TRANSACTION

The Funds purchased the Subject Shares based on the Reporting Persons' belief that the Subject Shares represented an attractive investment opportunity.

Beginning on March 31, 2016, certain of the Reporting Persons have engaged, and expect to further engage, in discussions with management, the Board of Directors of the Issuer (the "Board"), other shareholders of the Issuer and other parties regarding the business of the Issuer and the composition of the Board and management of the Issuer.  Such discussions are expected to involve the events described in paragraph (d) of Item 4 of Schedule 13D, and may also involve one or more of the events referred to in paragraphs (a) through (c) and paragraphs (e) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, take such actions as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

ITEM 5.                          INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The aggregate percentage of the outstanding shares of Common Stock reported as beneficially owned by each Reporting Person is based upon the 29,782,810 shares of Common Stock disclosed by the Issuer as outstanding as of March 21, 2016, as reported by the Issuer in its Form DEF 14A filed with the Securities and Exchange Commission on March 31, 2016.

Each Fund is the owner of record of certain of the Subject Shares, with each Fund individually owning less than five percent of the outstanding shares of Common Stock. Bridger Management, as investment manager to the Funds, beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares, representing 11.0% of the outstanding shares of Common Stock. By virtue of Mr. Mignone's position as the manager of Bridger Management, Mr. Mignone beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares, representing 11.0% of the outstanding shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that they constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and the Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.

(c)	No transactions in the Subject Shares are known to the Reporting Persons to have been effected during the past sixty (60) days.

(d)
No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, except that each Fund has the right to receive dividends from, and proceeds from the sale of, the shares of Common Stock held of record by each.

(e)	Not applicable.

ITEM 6.                          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.                          MATERIAL TO BE FILED AS EXHIBITS

Exhibit I:	Joint Filing Agreement, dated April 5, 2016

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 5, 2016	BRIDGER MANAGEMENT, LLC

	By:	/s/Roberto Mignone
Name: Roberto Mignone
Title: Manager

ROBERTO MIGNONE

/s/Roberto Mignone

EXHIBIT I

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to such statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entity or person, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: April 5, 2016	BRIDGER MANAGEMENT, LLC

	By:	/s/Roberto Mignone
Name: Roberto Mignone
Title: Manager

ROBERTO MIGNONE

/s/Roberto Mignone